Exhibit 3.1

AMENDMENT NO. 1 TO THE

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES D CONVERTIBLE PREFERRED STOCK OF

IIOT-OXYS, INC.

Pursuant to Sections 78.1955(3) and 78.1955(4) of the Nevada Revised Statutes

The undersigned, Clifford L. Emmons, hereby certifies that:

I. He is the duly elected and acting Chief Executive Officer of IIOT-OXYS, Inc., a Nevada corporation (the “Corporation”).

II. On March 17, 2025, the Corporation filed the original Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Preferred Stock of the Corporation (the “Original Certificate of Designations”) for the Series D Convertible Preferred Stock (the “Series D Preferred Stock”).

III. The following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) on April 16, 2026 pursuant to the Articles of Incorporation, as amended, and in accordance with the provisions of the Nevada Revised Statutes. The sole Holder of the Series D Preferred Stock has also approved this Amendment as of April 16, 2026.

RESOLUTIONS

WHEREAS, pursuant to the Corporation’s Articles of Incorporation (as amended), the Corporation’s Board of Directors (the “Board”) is authorized to issue, by resolution and without any action by the Corporation’s shareholders (except as otherwise required by the terms of any outstanding series of preferred stock), up to Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), in one or more series, and the Board may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and all other preferences and rights of any series of Preferred Stock;

WHEREAS, 210 shares of Series D Preferred Stock are currently issued and outstanding; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, and with the written consent of the sole Holder of the Series D Preferred Stock, to amend the Original Certificate of Designations as set forth herein:

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby amends the Original Certificate of Designations as follows:

1. The definition of "Designation, Amount and Par Value" in Section 3 of the Original Certificate of Designations is revised in its entirety to read as follows:1

"Designation, Amount and Par Value" The series of preferred stock shall be designated as Series D Convertible Preferred Stock and the number of shares so designated shall be up to five hundred (500) (which shall not be subject to increase without the written consent of all of the Holders of the Preferred Stock). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value of $1,200, subject to increase set forth in Section 3 and/or elsewhere in this Certificate of Designation.

[Signature Page Follows]

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IN WITNESS WHEREOF, IIOT-OXYS, Inc. has caused this Amendment to be signed by Clifford L. Emmons, its Chief Executive Officer, this 16th day of April, 2026.

IIOT-OXYS, INC.

By:	/s/ Clifford L. Emmons
Name:	Clifford L. Emmons
Title:	Chief Executive Officer

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